Exhibit 99.1

August 20, 2009

neastman@tor.fasken.com

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

Ontario Securities Commission	British Columbia Securities Commission

Prince Edward Island Securities Office	Autorité des marchés financiers

Dear Sirs:

RE:      INTERNATIONAL ROYALTY CORPORATION

The following were sent by prepaid mail to those shareholders who requested material of the above-mentioned Company on August 20, 2009:

X	Interim Report for the Six Months Ended June 30, 2009

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Associate Manager, Trust Central Services

pk\CM_IntRoyaltyInterim

320 Bay Street, P.O. Box 1  -  Toronto, ON M5H 4A6  -  Tel 416.643.5000  -  www.cibcmellon.com

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks